Phillips 66
2331 CityWest Blvd.
Houston, Texas 77042

October 23, 2017

Via EDGAR

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Phillips 66
Form 10-K for Fiscal Year Ended December 31, 2016
Response Dated September 22, 2017
File No. 001-35349

Dear Mr. Skinner:

Set forth below is the response of Phillips 66 (“we,” “our” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2017, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 17, 2017, File No. 001-35349, and our response dated September 22, 2017, to your comment letter dated September 14, 2017.

For your convenience, our response is prefaced by the text of the Staff’s comment in bold/italicized text below.

U.S. Securities and Exchange Commission
October 23, 2017

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

1.We have read your response to prior comment one in which you provide details of how marketing fuel margin, refining margin and realized refining margin are calculated on a per barrel basis. Further, we note on a prospective basis you intend to include a definition and calculation for each of these measures in your filings. Please include details of how the amounts used in the calculations are derived from your financial statements and related note disclosures. In addition, please indicate these margin measures are not comparable to GAAP gross margin or gross profit as you subtract some but not all of the expenses that comprise a complete cost of sales measure from revenue in your calculations.

Response:

We acknowledge the Staff’s comment and, in future filings, will reconcile our marketing and refining margins per barrel to the nearest GAAP measure – “net income attributable to Phillips 66 per barrel” for each respective measure. This reconciliation will be accompanied by the disclosures required by Item 10(e) of Regulation S-K.

Using 2016 as an example, we propose to include the following reconciliations and expanded disclosures in our upcoming Form 10-Q and Form 10-K filings in regards to our marketing and refining margins per barrel:

Realized Marketing Fuel Margins Per Barrel

The following table presents our realized marketing fuel margin per barrel. Realized marketing fuel margins measure the difference between a) sales and other operating revenues derived from the sale of fuels in our Marketing and Specialties segment and b) purchase costs of those fuels. These margins are converted to a per-barrel basis by dividing them by sales volumes measured on a barrel basis. Marketing fuel margin per barrel demonstrates the value uplift our marketing operations provide by optimizing the placement and ultimate sale of our refineries’ fuel production.

Within the Marketing and Specialties segment, the GAAP performance measure most directly comparable to marketing fuel margin per barrel is the marketing business’ “net income attributable to Phillips 66 per barrel.” Marketing fuel margin per barrel excludes items that are typically included in gross margin, such as depreciation and operating expenses, and other items used to determine net income, such as general and administrative expenses and income taxes. Because marketing fuel margin per barrel excludes these items, and because marketing fuel margin per barrel may be defined differently by other companies in our industry, it has limitations as an analytical tool.

U.S. Securities and Exchange Commission
October 23, 2017

Dollars Per Barrel
2016

Net Income Attributable to Phillips 66
U.S.	$0.74
International	2.21

Realized Marketing Fuel Margins
U.S.	$1.64
International	4.05

Non-GAAP Reconciliations

	Millions of Dollars
Realized Marketing Fuel Margins	U.S.	International

Year Ended December 31, 2016
Net income attributable to Phillips 66	$519	235
Plus (Minus):
Provision for income taxes	285	17
Taxes other than income taxes	5,187	8,132
Depreciation and amortization	12	63
Selling, general and administrative expenses	708	259
Equity in earnings of affiliates	(4)	(75)
Other operating revenues*	(5,558)	(8,157)
Other segment (income) expenses, net	—	3
Marketing margins	$1,149	477
Less: Margin for non-fuel related sales	—	(45)
Realized marketing fuel margins	$1,149	432

Total fuel sales volumes (thousands of barrels)	699,111	106,574

Net income attributable to Phillips 66 per barrel (dollars per barrel)	$0.74	2.21
Realized marketing fuel margins (dollars per barrel)	$1.64	4.05
* Primarily excise taxes and other non-fuel revenues.

U.S. Securities and Exchange Commission
October 23, 2017

Refining Margins Per Barrel

The following table presents our realized refining margin per barrel. Realized refining margins measure the difference between a) sales and other operating revenues derived from the sale of petroleum products manufactured at our refineries and b) purchase costs of feedstocks, primarily crude oil, used to produce the petroleum products. The margins are adjusted to include our proportional share of our joint venture refineries’ realized margins, as calculated above, as well as to exclude those items that are not representative of the underlying operating performance of a period, which we call “special items.” The realized refining margins are converted to a per-barrel basis by dividing them by total refinery processed inputs (primarily crude oil) measured on a barrel basis, including our share of inputs processed by our joint venture refineries. Our realized refining margin per barrel is intended to be comparable with industry refining margins, which are known as “crack spreads.” As discussed in “Business Environment,” industry crack spreads measure the difference between market prices for refined petroleum products and crude oil. Realized refining margin per barrel calculated on a similar basis as industry crack spreads provides a useful measure of how well we performed relative to benchmark industry margins.

The GAAP performance measure most directly comparable to refining margin per barrel is the Refining segment’s “net income attributable to Phillips 66 per barrel.” Refining margin per barrel excludes items that are typically included in a manufacturer’s gross margin, such as depreciation and operating expenses, and other items used to determine net income, such as general and administrative expenses and income taxes. It also includes our proportional share of joint venture refineries’ realized margins and excludes special items. Because refining margin per barrel is calculated in this manner, and because refining margin per barrel may be defined differently by other companies in our industry, it has limitations as an analytical tool.

Dollars Per Barrel
2016

Net Income Attributable to Phillips 66
Atlantic Basin/Europe	$0.93
Gulf Coast	0.18
Central Corridor	2.38
West Coast	(0.92)
Worldwide	0.51

Realized Refining Margins
Atlantic Basin/Europe	$6.26
Gulf Coast	5.49
Central Corridor	8.70
West Coast	9.15
Worldwide	6.99

U.S. Securities and Exchange Commission
October 23, 2017

Non-GAAP Reconciliations

	Millions of Dollars
Realized Refining Margins	Atlantic Basin/Europe	Gulf Coast	Central Corridor	West Coast	Worldwide

Year Ended December 31, 2016
Net income (loss) attributable to Phillips 66	$204	52	234	(116)	374
Plus (Minus):
Provision (benefit) for income taxes	(17)	17	133	(72)	61
Taxes other than income taxes	58	73	42	80	253
Depreciation, amortization and impairments	200	234	106	230	770
Selling, general and administrative expenses	64	51	31	49	195
Operating expenses	817	1,234	465	979	3,495
Equity in earnings of affiliates	8	(50)	(122)	—	(164)
Other segment (income) expenses, net	(11)	3	(6)	(2)	(16)
Proportional share of refining gross margins contributed by equity affiliates	55	(4)	705	—	756
Special items:
Pending claims and settlements	—	(70)	—	—	(70)
Certain tax impacts	(32)	—	—	—	(32)
Recognition of deferred logistics commitments	30	—	—	—	30
Railcar lease residual value deficiencies and related costs	5	16	11	8	40
Realized refining margins	$1,381	1,556	1,599	1,156	5,692

Total processed inputs (thousands of barrels)	220,519	283,574	98,217	126,329	728,639
Adjusted total processed inputs (thousands of barrels)*	220,519	283,574	183,691	126,329	814,113

Net income (loss) attributable to Phillips 66 per barrel (dollars per barrel)**	$0.93	0.18	2.38	(0.92)	0.51
Realized refining margins (dollars per barrel)***	$6.26	5.49	8.70	9.15	6.99
* Adjusted total processed inputs include our proportional share of processed inputs of equity affiliates.
** Net income (loss) attributable to Phillips 66 divided by total processed inputs.
*** Realized refining margin divided by adjusted total processed inputs.

U.S. Securities and Exchange Commission
October 23, 2017

We appreciate this opportunity to work with the Staff to improve our margin-per-barrel disclosures, and trust the above reconciliations and expanded disclosures appropriately address the Staff’s comment.

If you have any additional questions or comments, please contact the undersigned.

Very Truly Yours,

PHILLIPS 66

By:	/s/ Chukwuemeka A. Oyolu
Chukwuemeka A. Oyolu
Vice President and Controller

Cc:	Jenifer Gallagher, Securities and Exchange Commission Scott Miracle, Ernst & Young, LLP